Exhibit 99.97

NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

1.	Notice of meeting

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of Shareholders (the “Meeting”) of Prometic Life Sciences Inc. (the “Corporation” or “Prometic”) will be held on Wednesday, May 9, 2018 at 10:30 a.m. (Montreal time) at the Fairmont The Queen Elizabeth, Room Agora, 900 Rene Levesque Blvd. W., Montreal, Québec, Canada for the following purposes:

1	to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2017 and the auditors’ report thereon;

2	to elect the directors for the ensuing year;

3	to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “B” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated stock option plan;

5

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “D” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated restricted share unit plan;

6

to consider and, if deemed advisable, pass a special resolution (the “Consolidation Resolution”), the full text of which is reproduced in Schedule “F” to the management information circular, authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the post-consolidation Common Shares is at a minimum of US$10 per post-consolidation Common Share calculated based on the 5-day volume weighted average trading price of the Common Shares (or such consolidation ratio that will permit the Corporation to meet its objectives with respect to a potential secondary listing on the Nasdaq Stock Exchange) (the “Share Consolidation”), effective as at the discretion of the Board;

7

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “G” to the management information circular, to reconfirm and approve the Fourth Amended and Restated Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular attached hereto;

8

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “I” to the management information circular, to reconfirm and approve the Fourth Amended and Restated Spin-Off Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular attached hereto; and

9	to transact such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

Prometic Life Sciences Inc.

2017 Management Information Circular

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

1.1 Notice-and-access

This year, as permitted by Canadian securities regulators, you are receiving this notification as the Corporation has decided to use the “notice-and-access” mechanism for delivery of its Meeting materials to its shareholders. Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Corporation’s Meeting. However, instead of a paper copy of the Meeting materials, shareholders receive a notice which contains information on how they may access the Meeting materials online and how to request a paper copy. The use of notice-and-access will directly benefit the Corporation by substantially reducing its printing and mailing costs and is more environmentally friendly as it reduces paper use.

1.2 How to access the meeting materials

Our Website	On SEDAR

Prometic.com	Sedar.com

under “Investors”/ “Investor’s Briefcase”

1.3 How to request a paper copy of the meeting materials

1.3.1 Before the Meeting

If your name appears on a share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America - 1-866-962-0498 or direct, from outside of North America – 514-982-8716 and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Management Information Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time which is set for May 7, 2018 at 5:00 p.m. (Eastern Time) in order to receive the Meeting materials in advance of such date and the Meeting date. To ensure receipt of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on April 25th, 2018.

1.3.2 After the Meeting

By telephone at 1-888-959-4007 or online at www.prometic.com/contact us. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.

Prometic Life Sciences Inc.

2017 Management Information Circular

1.4 Voting

1.4.1 Registered shareholder

If you are a registered shareholder, you may vote your Common Shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy on how to vote using these methods. You may also vote in person by presenting yourself at the Annual and Special Meeting of Shareholders to a representative of Computershare. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

1.4.2 Non-registered shareholder

Non-registered shareholder should refer to the instructions on the separate voting instruction form sent by the shareholder’s nominee. To vote in person at the Meeting, the non-registered shareholder must insert its own name in the space provided on the request for voting instructions provided by the nominee to appoint himself/herself as proxy holder and follow the instructions of the nominee.

The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the telephone or over the Internet is 5:00 p.m. (Eastern Time) on May 7, 2018.

1.5 Questions

1.5.1 Registered shareholder

Any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Computershare at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial) or by email at service@computershare.com.

1.5.2 Non-registered shareholder

Any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Broadridge Investor Communication Solutions at 1-855-887-2244.

By order of the Board of Directors,

(s) Patrick Sartore

Patrick Sartore

Chief Legal Officer and Corporate Secretary

Laval, Québec, this 22nd day of March, 2018

IMPORTANT

If you cannot attend the Meeting personally, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, no later than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any reconvened meeting following its adjournment or postponement.

Prometic Life Sciences Inc.

2017 Management Information Circular